[Furniture Brands Letterhead]
April 14, 2008
Peggy Kim
Attorney-Adviser
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 3628
Washington, D.C. 20549-3628

Re:	Furniture Brands International, Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2008
File No. 001-00091
Additional Soliciting Materials filed pursuant to Rule 14a-12 on March 31, 2008, April 3, 2008, and April 7, 2008

Dear Ms. Kim:
This letter sets forth the response of Furniture Brands International, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated April 10, 2008 regarding the above-referenced filings. This letter sets forth the comments of the Staff in the comment letter (numbered in accordance with the comment letter) and, following the comments, sets forth the Company’s response.
Schedule 14A
General
     1. Please evaluate whether the information you have provided to shareholders is materially complete, in light of the contested solicitation that does not appear to be referenced in materials you have provided. Please tell us what consideration you have given to sending out additional materials to shareholders commenting on Sun Capital’s proposal. Please also tell us when Furniture Brands learned that Sun Capital was intending to engage in a proxy contest. We note that Sun Capital filed its Schedule 13D/A on March 28, 2008 and under Item 4 of that Schedule announced its intention to nominate certain individuals for election as directors. Finally, please also file the proxy card for our review.
Response: In light of the contested solicitation, the Company is filing concurrently herewith a Proxy Supplement on Schedule 14A (the “Proxy Supplement”) to address certain matters in response to the contested solicitation. The Proxy Supplement will also be sent to Company stockholders of record that are entitled to vote at the Company’s 2008 Annual Meeting.
In its March 28, 2008 Schedule 13D/A filing, Sun Capital indicated an intention to conduct a proxy solicitation with respect to the Company’s 2008 Annual Meeting. However, since Sun Capital had

Peggy Kim
April 14 2008

not yet filed a Preliminary Proxy Statement on Schedule 14A or any Rule 14a-12 material with the Commission, the Company did not know that Sun Capital would, in fact, conduct a proxy solicitation at the time that Company’s Definitive Proxy Statement on Schedule 14A was filed on March 31, 2008. Additionally, at the time the Company received notice of the Schedule 13D/A filing on March 28, 2008, its proxy statement had already been printed and was in the process of being Edgarized. Accordingly, the Company did not address Sun Capital’s potential proxy solicitation in its Definitive Proxy Statement on Schedule 14A. The Company began to prepare the Proxy Supplement promptly after the filing by Sun Capital of its Preliminary Proxy Statement on Schedule 14A on April 3, 2008.
As discussed by telephone on Friday, April 11, 2008, we will be attaching to the Proxy Supplement a copy of the letter to stockholders dated April 7, 2008, which the Company previously filed with the Commission and mailed to stockholders. We believe that, when coupled with the Company’s Definitive Proxy Statement on Schedule 14A, the Proxy Supplement will provide stockholders with adequate and timely disclosure with respect to the contested solicitation in advance of the May 1, 2008 Annual Meeting. Moreover, stockholders were already made aware of the contested solicitation by the aforementioned April 7, 2008 letter. In the event that Sun Capital proceeds with the contested solicitation and distributes its proxy materials, we believe that stockholders will have a reasonable basis on which to make their voting decisions.
The proxy card is being filed with the Proxy Supplement.
Definitive Additional Soliciting Materials
     2. Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. For example, we note the following factual assertions that should be specifically supported or deleted:
•	“We believe that their goal is to install directors that will serve the interests of Sun Capital and that their interests are not consistent with maximizing the value of Furniture Brands for all of our shareholders.”

•	“Furniture Brands has one of the strongest balance sheets in the industry.”

•	“We have achieved significant milestones...”
While we recognize many of the statements in the soliciting materials are already in compliance with this comment, please revise any future additional soliciting materials to the extent necessary and provide supplemental support where appropriate for any non-conforming statements.
Response: The Company acknowledges the Staff’s comment and, in all future soliciting materials related to this contested solicitation, will characterize each statement or assertion of opinion or belief in such materials as such. The Company will support such future statements or assertions of

Peggy Kim
April 14 2008

opinions with a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis.
     3. Please avoid issuing statements in your soliciting materials that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements in future solicitations. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. For example, provide reasonable, factual support for or refrain from making the following statement: “Their assertions are wrong, and they are attempting to mislead stockholders.”
Response: The Company acknowledges its obligations under Rule 14a-9 and the Company will avoid issuing any such statements in soliciting materials related to this contested solicitation or will disclose the factual foundation for such assertions.
*      *     *
     The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your review of these filings, please advise us at your earliest convenience. You may reach me at 314-862-7107.
Very truly yours,
/s/ Jon D. Botsford
Jon D. Botsford
Senior Vice President, General Counsel and Secretary

cc:	Celeste Murphy
Securities and Exchange Commission
William F. Seabaugh
R. Randall Wang
Bryan Cave LLP